NOL

[redacted]

09047329

RECEIVED
2009 NOV 19 P 12:27

9 November 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 10, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P10, 2009) - 9Nov09.DOC

dlw 11/19

APL APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	09-Nov-2009 17:17:06
Announcement No.	00073

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 10, 2009
Description	Attached is the operating performance for the 4 weeks (Period 10) from 19 September 2009 to 16 October 2009.
Attachments	NOL_Operating_Performance_for_P10_2009.pdf Total size = **28K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

9 November 2009

NOL's container shipping operating performance for the 4 weeks (Period 10) from 19 September 2009 to 16 October 2009 are as follows:

	Period 10, 2009	Period 10, 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Volume (FEU)	211,700	186,500	14		1,768,200	2,077,100	(15)
b) Average Revenue Per FEU (US$/FEU)	2,254	3,186	(29)		2,309	3,038	(24)

For the four weeks of P10 2009, container shipping volumes increased 14% while average revenue per FEU (Forty-foot Equivalent Unit) declined 29% over the same period last year. The increase in volume was mainly due to higher volumes lifted in several trade lanes. Lower average revenue per FEU was due to lower core freight rates and lower bunker recovery.

P10 YTD, 2009 container shipping volumes declined 15% while average revenue per FEU declined 24% over P10 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 10, 2009)


APL Average Revenue per FEU (2005-2009)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Period 10, 2009
Y-o-Y : -29%
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08 P10 08 P11 08 P12 08 P1 09 P2 09 P3 09 P4 09 P5 09 P6 09 P7 09 P8 09 P9 09 P10 09
Period

NOL

RECEIVED
2009 NOV 19 P 12:?7

6 November 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to its establishment of a Global Service Centre in Chongqing Municipality, Western China. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Establish Global Svc Ctr in Chongqing Municipality, Western China) - 6Nov09.DOC

APL
APL Logistics™

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption No. 82-2605

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2009 20:42:28
Announcement No.	00161

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	NOL GROUP TO ESTABLISH GLOBAL SERVICE CENTRE IN CHONGQING MUNICIPALITY, WESTERN CHINA
Description	Please see the Company's press release (attached) on the above subject.
Attachments	Chongqing_061109.pdf Total size = **33K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

Press Release

NOL GROUP TO ESTABLISH GLOBAL SERVICE CENTRE IN CHONGQING MUNICIPALITY, WESTERN CHINA

Location and facilities provide a favourable business environment to establish a state-of-the-art administration and service centre.

Singapore - November 6, 2009 - Neptune Orient Lines (NOL), the leading global container shipping, terminals and logistics group, today announced that it will establish an administration and service centre in Chongqing Municipality, western China, as part of its ongoing efforts to increase efficiencies and further develop its operational excellence.

The new Chongqing centre will provide key support processes for customs compliance, bill of lading production and invoicing for APL, the Group's container shipping business. It will support APL backroom operations across Greater China, Japan, Korea and the Americas.

During 2010 activities currently delivered from the company's Regional Administration Centre in Shanghai will be progressively migrated to Chongqing. APL is confident that the changes will be implemented efficiently and without disruption to operations.

Eng Aik Meng, President, APL said: "Efficient and cost effective documentation processes are a key aspect of meeting APL's commitment to deliver first-class services to our customers. At Chongqing, we aim to build upon our capabilities in these areas and enhance the way they help to differentiate the services that APL provides.

Mr Eng continues: "In recent years, as Shanghai has established itself as one of the world's premier cities, the cost of doing business for such transactional activities has increased and is expected to rise further.

"Now is the right time to relocate our large scale transactional operations to a location that provides a more effective cost base for the long-term. This will help us to realize our

business' growth ambitions and to ensure that we have sustainable cost structures going forward.

"Shanghai is a leading international maritime hub and the location of NOL's North Asia regional headquarters. Our presence in Shanghai will continue to grow given the significant role it plays in the NOL Group's commercial operations, both regionally and globally."

Kenneth Glenn, APL President, North Asia concludes: "Chongqing was selected after a thorough analysis of numerous potential locations. Western China is a dynamic region which is benefiting from accelerating economic development and is now attracting major foreign investment. Chongqing is an emerging centre for enterprise. Its supportive government policies and strong commercial infrastructure have created a very attractive business environment. The convenience and cost benefits of this location, combined with the internal process improvements that we plan to make, will provide APL with long-term competitive advantage."

The benefits of locating in Chongqing include competitive office leasing costs, business-friendly local government and taxation policies, a highly accessible location with well-established transportation links to major commercial centres both regionally and globally and a wide, well-educated talent pool for recruitment. The facility that has been leased also offers flexibility for expansion in line with evolving business needs.

The migration of support services from Shanghai to Chongqing will result in the relocation of approximately 200 jobs. Management will work closely with impacted staff to provide them with detailed information about how the decision will affect their circumstances and the compensation and support services that will be provided.

The new facility is targeted to be fully operational by the end of 2010.

ENDS

Neptune Orient Lines Limited
456 Alexandra Road, NOL Building
Singapore 119962, Republic of Singapore
Tel: (65) 6278 9000, Fax: (65) 6278 4900
Company Registration Number: 196800632D
Website: www.nol.com.sg

Media Enquires

Asia

Amanda Lyons

Telephone: (65) 6371 5551

Amanda_lyons@nol.com.sg

China

Kevin Chen

Telephone: (86) 21 6289 8585

Kevin.chen@bitecommunications.com

Americas

Mike Zampa

Telephone: (1) 510 272 2859

Mike_zampa@apl.com

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL website: *www.nol.com.sg*.

NOL

RECEIVED
2009 NOV 19 P 12:27

5 November 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Final Utilisation of Proceeds from the Renounceable Underwritten Rights Issue. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Utilisation of Proceeds) - 5Nov09.DOC

APL APL Logistics™

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	05-Nov-2009 17:17:32
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	UTILISATION OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Final_Utilisation_of_NOL_Rights_Issues_Proceeds_5Nov09.pdf Total size = **24K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

UTILISATION OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE

*Capitalised terms used herein shall have the definitions ascribed to them in the offer information statement dated 19 June 2009 lodged by Neptune Orient Lines Limited with the Monetary Authority of Singapore ("**Offer Information Statement**"). The full details of the Rights Issue are set out in the Offer Information Statement.*

Further to its announcements dated 17 July 2009, 14 August 2009 and 23 September 2009 in relation to the use of the net proceeds from the Rights Issue, the Board of Directors of Neptune Orient Lines Limited ("**Company**") wishes to announce that approximately US$90 million of the net proceeds of approximately US$960 million (approximately S$1.401 billion, based on an exchange rate of US$1: S$1.45862) from the Rights Issue will be utilised for the repayment of two debts as they become due on 5 November 2009 and 9 November 2009 respectively. The debts were drawn down from two revolving credit facilities of the Group. The remaining US$35 million has been used for working capital. The utilisation is in accordance with the intended use of proceeds of the Rights Issue stated in the Offer Information Statement.

Following the utilisations announced to-date, the Company would have disbursed the net proceeds of the Rights Issue of approximately US$960 million in full.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
5 November 2009